Ref: SB/0171

22 February 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

SEC MAIL RECEIVED PROCESSING
MAR - 5 2007
WASH. D.C. 186 SECTION

LONMIN

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

07021588

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose a copy of an announcement made to the London Stock Exchange on 22 February 2007.

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S.Butler

Sarah Butler
Secretary

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

dw 3/7

News Release

Smelter Update
22 February 2007

LONMIN

Lonmin announces that, due to a number of furnace bricks failing certain capability tests, the rebuild timetable for the Number One furnace has now been extended to around 135 days, including furnace warm up, with the first matte tap now forecast to take place at the end of April 2007.

In order to mitigate this delay, we have accelerated the start up of our newly re-commissioned Merensky furnace and expect the first matte tap from this furnace around 9 March 2007. Following the completion of the Number One furnace rebuild, we will run the Merensky furnace in parallel with the Number One furnace and, as required, our Pyromet furnaces.

Our full year sales forecast remains between 980,000 and 1,000,000 ounces of Platinum. These sales will consist of around 835,000 ounces of refined Platinum from Lonmin's own metallurgical facilities, around 125,000 ounces of toll refined Platinum and between 20,000 and 40,000 ounces of semi refined Platinum sales.

The estimate for the repair and extra metallurgical division costs for the full year is now around US$7.8 million (R55 million).

Enquiries:

Alex Shorland-Ball +44 (0)20 7201 6060
Vice President,
Investor Relations & Communications

END